UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Kanbay International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48369P 20 7

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48369P 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald R. Caldwell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 108,949

	6.	Shared Voting Power 1,462,293

	7.	Sole Dispositive Power 108,949

	8.	Shared Dispositive Power 1,462,293

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,571,242

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 48369P 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Co-Investment 2000 Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,246,418

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,246,418

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.1%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Kanbay International, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 6400 Shafer Court, Suite 100, Rosemont, IL 60018

Item 2.
	(a)	Name of Person Filing This Schedule 13G is being filed jointly by Donald R. Caldwell and The Co-Investment 2000 Fund, L.P. (the "Reporting Persons").
	(b)	Address of Principal Business Office or, if none, Residence The address of each of the Reporting Persons is: 5 Radnor Corporate Center, Suite 555 100 Matsonford Road Radnor, PA 19087
	(c)	Citizenship Mr. Caldwell is a United States Citizen. The Co-Investment 2000 Fund,L.P. is a Delaware limited partnership.
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 48369P 20 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:*
(b) Percent of class:*
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote*
(ii) Shared power to vote or to direct the vote *
(iii) Sole power to dispose or to direct the disposition of *
(iv) Shared power to dispose or to direct the disposition of *
* See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007
Date
/s/ Donald R. Caldwell
Signature
Donald R. Caldwell
Name/Title

THE CO-INVESTMENT 2000 FUND, L.P.

By: Co-Invest Management, L.P., Its General Partner

By: Co-Invest Capital Partners, Inc., Its General Partner

By: /s/ Donald R. Caldwell

Name:  Donald R. Caldwell

Title:    President and Chief Executive Officer

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock, and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 9th day of February, 2007.

February 9, 2007
Date
/s/ Donald R. Caldwell
Signature
Donald R. Caldwell
Name/Title

THE CO-INVESTMENT 2000 FUND, L.P.

By: Co-Invest Management, L.P., Its General Partner

By: Co-Invest Capital Partners, Inc., Its General Partner

By: /s/ Donald R. Caldwell

Name:  Donald R. Caldwell

Title:    President and Chief Executive Officer

ATTACHMENT A

As of December 31, 2006, Donald R. Caldwell was the beneficial owner of 1,571,242 shares of common stock, par value $0.001 per share (“Common Stock”), of Kanbay International, Inc., constituting 3.9% of the issued and outstanding shares of Common Stock.  Mr. Caldwell’s beneficial ownership of 1,571,242 shares of Common Stock includes (1) 1,246,418 shares of Common Stock held by The Co-Investment 2000 Fund, L.P., (2) 215,875 shares of Common Stock held by Cross Atlantic Technology Fund II, L.P., (3) 6,500 shares of Common Stock held by Cross Atlantic Capital Partners, Inc. and (4) options to purchase 102,449 shares of Common Stock held by Mr. Caldwell, some of which are for the benefit of The Co-Investment 2000 Fund, L.P. and Cross Atlantic Technology Fund II, L.P. and the remainder of which are for his benefit..

The voting and investment power as to the shares held by The Co-Investment 2000 Fund, L.P. and Cross Atlantic Technology Fund II, L.P. is shared among the members of two separate investment committees that consist of employees of Cross Atlantic Capital Partners, Inc. Mr. Caldwell is a member of each investment committee. Consequently, Mr. Caldwell shares voting and investment power as to these shares with the other members of the investment committees. Mr. Caldwell is the Chairman and sole shareholder of Cross Atlantic Capital Partners, Inc. Mr. Caldwell disclaims beneficial ownership of the shares of common stock and options described in this Attachment, except to the extent of his pecuniary interest therein.